# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**June 3, 2008**
(Date of Report, date of earliest event reported)

# Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

**1-14035**
(Commission File Number)

| | |
|---|---|
| **NEVADA** | **91-1826900** |
| (State or other jurisdiction of incorporation) | (I.R.S. Employer Identification No.) |
| | |
| **10201 Main Street, Houston, Texas** | **77025** |
| (Address of principal executive offices) | (Zip Code) |

**(800) 579-2302**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01.      Other Events.**

On June 3, 2008, Stage Stores, Inc. issued a News Release announcing that it will make a presentation at the Piper Jaffray 28th Annual Consumer Conference on Tuesday, June 10, 2008 at 1:00 p.m. Eastern Time.  A copy of the News Release is attached to this Form 8-K as Exhibit 99.

**Item 9.01.      Financial Statements and Exhibits.**

(d) Exhibits.

99      News Release issued by Stage Stores, Inc. on June 3, 2008 announcing that it will make a presentation at the Piper Jaffray 28th Annual Consumer Conference.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**STAGE STORES, INC.**

June 5, 2008                                    /s/ Edward J. Record
   (Date)                                       Edward J. Record
                                                Executive Vice President and
                                                Chief Financial Officer